NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 6, 2023

Via EDGAR

Office of Trade & Services

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:
Michael Purcell Kevin Dougherty

Re:	Crown LNG Holdings Ltd Registration Statement on Form F-4 Filed October 2, 2023 File No. 333-274832

Dear Mr. Purcell and Mr. Dougherty:

On behalf of Crown LNG Holdings, Ltd. (the “Company” or “Crown”), we are hereby responding to the letter dated October 27, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form F-4 filed on October 2, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its pre-effective Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form F-4 filed October 2, 2023

Comparative Per Share, page 23

1.

Shareholders’ Equity (Deficit) of Crown and the Combined Pro Forma amounts appear to be the amounts attributable to ordinary shareholders rather than total shareholders’ equity (deficit). Please revise the caption as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 24 of the Amended Registration Statement in response to the Staff’s comment.

2.	Shareholders’ Equity per Share attributable to ordinary shareholders of Crown appears to be $0.27 rather than $268.88. Please revise or advise us why you believe no revision is necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 24 of the Amended Registration Statement in response to the Staff’s comment.

Office of Trade & Services

Division of Corporation Finance

Risks Related to Catcha and the Business Combination, page 55

3.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 58 of the Amended Registration Statement in response to the Staff’s comment.

4.

We note your sponsor is a Cayman Islands limited liability company, and a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. Please include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment. Each of the individuals who controls the sponsor is an Australian citizen. In addition, a majority of Crown’s shareholders are non-U.S. persons. Crown is organized in Norway and has its principal place of business in Norway. We do not believe that Crown is a “U.S. business,” and therefore do not believe that the transaction would be subject to review by a U.S. government entity such as CFIUS. Nevertheless, in response to the Staff’s comment we have included on page 77 of the Amended Registration Statement new disclosure related to CFIUS’s potential assertion of jurisdiction over the business combination and the possible consequences of such an intervention by CFIUS, including, potentially, forcing the liquidation and wind-up of Catcha because Catcha is unable to complete the transaction by its deadline for completing an initial business combination.

5.

We note your risk factor that Catcha may issue additional Catcha Class A Ordinary Shares or preference shares to complete the initial business combination or under an employee incentive plan after the completion of your business combination. Please quantify the number and value of securities the sponsor will receive if additional securities are issued. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is in discussions regarding financing and expects to provide an update in a pre-effective amendment to the Registration Statement when the definitive terms of a financing are finalized.

6.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 101 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors Catcha may be unable to meet the Minimum Cash Condition or to obtain additional financing to complete our initial business combination..., page 66

7.	Refer to your disclosure regarding Catcha’s minimum cash condition to complete the business combination. It does not appear that you will meet this condition without raising additional funds.

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Please tell us and disclose whether you are or intend to engage in negotiations with respect to securing additional financing in connection with the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is in discussions regarding financing and expects to provide an update in a pre-effective amendment to the Registration Statement when the definitive terms of a financing are finalized.

Risks Related to Catcha and the Business Combination

Catcha’s Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District..., page 73

8.

We note your reference to Catcha’s Warrant Agreement having an exclusive forum clause, and also in a risk factor on page 88 “[o]ur warrant agreement” also having an exclusive forum clause. Disclosure of the risk factor on page 73 and page 88 describes different application of such clause(s) to claims under the Securities Act or Exchange Act. However, we see only one warrant agreement filed in Exhibit 4.4. Please clarify the warrant agreement(s) applicable to your warrants. Please disclose whether your provision(s) applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 90 of the Amended Registration Statement in response to the Staff’s comment.

The Sponsor, as well as Crown, and their respective directors, officers, advisors or affiliates may elect to purchase..., page 76

9.

We note your disclosure that at any time at or prior to the Business Combination, the Sponsor, as well as Crown, and their respective directors, executive officers, advisors or their affiliates may purchase Catcha Class A Ordinary Shares or public warrants in privately negotiated transactions or in the open market. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 14, 76, 103, and 148-149 of the Amended Registration Statement in response to the Staff’s comment.

The Business Combination Proposal

Background of the Business Combination, page 119

10.

We understand that J.P. Morgan Securities LLC, the lead underwriter in your SPAC IPO, waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, and why the waiver was agreed to.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 132 of the Amended Registration Statement in response to the Staff’s comment.

11.

Please tell us whether you are aware of any disagreements with J.P. Morgan Securities LLC regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that J.P. Morgan was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet J.P. Morgan is waiving such fees and disclaiming responsibility for the Form F-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xxi, 85, 86 and 132 of the Amended Registration Statement in response to the Staff’s comment.

12.

Disclose whether J.P. Morgan Securities LLC provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why J.P. Morgan was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that J.P. Morgan has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Response: The Company respectfully advises the Staff that the disclosure on pages xxi and 132 of the Amended Registration Statement already indicates that “J.P. Morgan did not provide a reason for waiving its deferred underwriting commission” and “Catcha was not made aware of the reasons why J.P. Morgan Securities LLC waived the deferred underwriting commission fee.” Nevertheless, the Company has revised the disclosure on page xxi of the Amended Registration Statement to indicate that Catcha did not seek to ascertain such reasons from J.P. Morgan. The Company also respectfully advises the Staff that the disclosure on page 86 of the Amended Registration Statement already states: “J.P. Morgan has performed all its obligations under its underwriting agreement to obtain its fee and is therefore gratuitously waiving its right to be compensated.” Nevertheless, the Company has revised the disclosure on page 86 of the Amended Registration Statement to further indicate that J.P. Morgan’s lack of participation may deprive stockholders of the benefits of an underwriter of a traditional initial public offering and add a cross-reference to the applicable risk factor discussing such contrast between deSPAC transactions and initial public offerings.

Projections Furnished by Crown to Catcha, page 134

13.	Regarding the projections furnished by Crown to Catcha, please address the following:

•	Explain to us the process undertaken to formulate the projections and assumptions.

•

Tell us whether alternative sets of projections were prepared and presented to Catcha’s management specific to the assumptions of the utilization rate of the terminals, the average terminal re-gasification prices, or the annualized revenue or EBITDA run rates. If so, then revise to disclose the outcomes of these alternative projections and related assumptions.

•	Expand your discussion of the material assumptions underlying your EBITDA projections, quantifying where applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 135 -136 and 137-139 of the Amended Registration Statement in response to the first and third bullet points of the Staff’s comment.

In response to the second bullet point in Staff’s comment, the Company advises the Staff that as discussed in the section “Background of the Business Combination,” during March 2023, Crown had prepared and presented to Catcha’s management a set of projections, which Catcha had considered prior to entering into the letter of intent (“LOI”) on April 4, 2023. Specifically, this set of earlier projections had anticipated lower annualized revenues and EBITDA run rates (relative to the set of final Projections considered by Catcha prior to entering into the Business Combination Agreement on August 3, 2023), which was primarily due to lower effective terminal re-gasification prices.

For example, the annualized revenues and EBITDA from the Kakinada Project were estimated then to be approximately $160 million and $145 million, respectively, as the estimated average terminal re-gasification price was approximately $0.55 / MMBTU. The annualized revenues and EBITDA from the Grangemouth Project were estimated then to be approximately $76 million and $63 million, respectively, as the estimated average terminal re-gasification price was approximately $0.34 / MMBTU.

Subsequent to the entry in the LOI, as discussed in the section “Background of the Business Combination,” Catcha and Crown had discussed and agreed to the proposed contract amendments relating to the KGLNG Transaction and GBTRON Transaction, which led to a significant increase in the effective re-gasification prices received by

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Division of Corporation Finance

Crown, and expected annualized revenues and EBITDA. Crown and its advisors subsequently revised the projections to take this into account, which were considered by Catcha prior to entering into the Business Combination Agreement and detailed in the section “Projections Furnished by Crown to Catcha.” As a result, the earlier set of projections were superseded by the final set of projections. The earlier projections were not material to the Catcha board’s process and are not material to shareholders’ evaluation of the transaction because they do not reflect the appropriate value of the business being acquired and the final terms of the transaction.

14.

We note your disclosure that “For the period between the Closing of the Business Combination, until each of the Key Projects are expected to be FID-ready” you disclose Front End Engineering and Design (“FEED”) cost estimates and expected dates for which the project would be FID-ready for both the Kakinada and Grangemouth Project, and “For the period between each of the Key Projects being FID-ready, and each of the Key Project beginning operations and achieving first gas” you disclose that following the completion of the FEED work and each project being FID-ready, Crown expects to raise project level financing, to achieve FID and begin construction for each project, with construction costs and timeline for each project. Please disclose the cost estimate accuracy range and contingency values for each project used in Crown’s estimate, as well as any schedule contingency used in such estimate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 137-139 of the Amended Registration Statement in response to the Staff’s comment.

15.	Please disclose how you estimated “Annualized Run Rate Revenue” and “Annualized Run Rate (Margin).”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 137-139 of the Amended Registration Statement in response to the Staff’s comment.

Summary of Valuation Approach (in $ millions)

Comparable Company Analysis, page 138

16.

We note your explanation that the listed companies used in your comparable company analysis possessed similar infrastructure and development sector. Please revise to explain any differences, if material, between the Crown and the comparable companies. For example, we note Crown is currently a pre-income company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 142-143 of the Amended Registration Statement in response to the Staff’s comment.

Material Tax Considerations

The Merger, page 161

17.

You disclose that the Merger is expected to qualify as a reorganization under Section 368(a)(1)(F) of the Code, and if the Merger qualifies as a reorganization under Section 368(a)(1)(F) of the Code then no gain or loss is expected to be recognized by Catcha as a result of the Merger. Furthermore, you disclose (i) that a U.S. Holder of Catcha Class A Ordinary Shares or Catcha’s public warrants that exchanges its Catcha Class A Ordinary Shares or public warrants pursuant to the Merger is not expected to recognize gain or loss on the Exchange of Catcha Class A Ordinary Shares and public warrants for PubCo securities, and that (ii) a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Warrant for cash. Considering that the tax consequences appear material to an investor and a representation as to tax consequences is set forth in the filing, please file a tax opinion that clearly identify each material tax consequence being opined upon and sets forth the author’s opinion. See Item 601(b)(8) and Section III of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed a tax opinion as Exhibit 8.1 to the Amended Registration Statement.

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Information about Crown, page 215

18.

Please disclose the dates and titles of all sources for your estimates of your industry. For example, disclose such information for the Morgan Stanley report on global LNG demand and the various government statistics of demand growth.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 225-229, 231-233, 235, 240 and 241 of the Amended Registration Statement in response to the Staff’s comment.

Crown’s Executive Office and Director Compensation

Management for Hire Agreement, page 256

19.	Please file the Gantt Hire Agreement as an exhibit. See Item 601(b)(10) of Regulation SK.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Gantt Hire Agreement was previously filed as Exhibit 10.17 to the Company’s Registration Statement filed on October 2, 2023.

Beneficial Ownership of Securities, page 258

20.

For East LNG Pte Ltd, you disclose in footnote 7 that this represents shares to be issued pursuant to the KGLNG Agreement, dated August 3, 2023. You disclose GBS Infra Pte Ltd owns 100% of the interest in East LNG Pte Ltd and has sole voting and investment power of the securities held by East LNG Pte Ltd. You further disclose that Kataria Capital Corporation holds 50% of the voting and investment power of the securities held by GBS Infra Pte Ltd, with Swapan Katara the ultimate beneficial owner of such 50% interest as Trustee of the Kataria Trust that owns 100% of the interest in Kataria Capital Corporation. Please disclose the person(s) that hold voting and/or investment power over the other 50% of interest in GBS Infra Pte Ltd. See Item 18 of Form F-4 and Item 7.A of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff neither East LNG Pte Ltd nor GBS Infra Pte Ltd is a shareholder of the Company. On November 9, 2023 and pursuant to the KGLNG Agreement, the Company issued to East LNG Pte Ltd. certain shares of the Company. Subsequently, East LNG Pte Ltd distributed such shares to GBS Infra PTE Ltd., as sole equityholder, for further distribution to its equityholders. The beneficial ownership table has been updated to reflect the current shareholders of the Company who may become the beneficial owner of more than 5% of outstanding PubCo Ordinary Shares immediately following the Business Combination.

Certain Relationships and Related Person Transactions

Certain Relationships and Related Person Transactions — Crown, page 265

21.

You disclose the KGLNG Agreement and GBTRON Agreement, both dated August 3, 2023. In both, Crown appears to have the option to buy 100% interest in KGLNG and GBTRON, respectively. Please disclose if this business combination is conditioned on the exercise of such options, or otherwise discuss if there any possibility Crown will not exercise such options. In this regard, we note the valuation of Crown appears to include its holdings and rights after exercise of such options and related agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Business Combination is not conditioned upon the exercise of the KGLNG Option or the GBTRON Option. The Business Combination is conditioned upon, and the valuation of Crown includes, Crown’s right to exercise such options subject to the provisions of the KGLNG Agreement and the GBTRON Agreement, not the exercise itself.

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22.

Please discuss if the securities issuable under the KGLNG Agreement Grant of Future Payment Right and Grant of Option and the GBTRON Agreement Grant of Option you intend to be registered or exempt. Please also discuss if such securities issuable under these agreements are reflected in your beneficial ownership.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that shares issued to East LNG Pte Ltd. pursuant to the KGLNG Agreement in connection with the grant of the KGLNG Option are being registered on the Amended Registration Statement as part of the aggregate Ordinary Shares to be issued at the closing of the Business Combination. Ordinary Shares issued post-Business Combination upon the exercise of the KGLNG Option and/or GBTRON Option would be registered at the time of such exercise.

Financial Statements

General, page F-1

23.	Please update the financial statements for Crown LNG Holding AS, the pro forma financial information and other financial information included in the filing in accordance with Item 8.A.5. of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included the financial statements for the six months ended June 30, 2023 for the Company in the Amended Registration Statement and updated the pro forma financial information and other financial information in the Amended Registration Statement in response to the Staff’s comment.

General

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that the investor presentation filed on Current Report on Form 8-K by Catcha on August 3, 2023 is the only Rule 405 written communication presented to potential investors.

25.

Please include the section discussing each proposal to be voted upon at your extraordinary general meeting in your table of contents. At present, you only include (i) the business combination proposal, (ii) the advisory charter proposal, and (iii) the adjournment proposal in your table of.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the table of contents of the Amended Registration Statement in response to the Staff’s comment.

26.

In your filing fee table, you include 60,000,000 Ordinary Shares representing the maximum number of Ordinary Shares to be issued to the shareholders of Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway in connection with the Business Combination. Please discuss your basis for registering such shares.

Response: The Company respectfully acknowledges the Staff’s position articulated in Compliance and Disclosure Interpretation 239.13 (“CDI 239.13”) that offers and sales of an acquiror’s securities cannot be made and completed privately before a business combination transaction is presented to non-affiliated security holders for their vote. As detailed below, the Company believes the Exchange and Support Agreement, pursuant to which Crown’s officers and directors and certain Crown shareholders agreed to, among other things, vote their Crown Common Stock at any meeting of Crown in favor of the transactions contemplated by the Business Combination Agreement complies with CDI 239.13. A copy of the Exchange and Support Agreement is attached as Annex E hereto to this registration statement on Form F-4.

As noted in CDI 239.13 and SEC Release No. 33-7606A, the Staff has recognized that voting agreements in the context of business combination transactions serve legitimate business purposes and that an acquiring company may seek a commitment from management and principal security holders of a target company to vote in favor of a business combination. Concurrently with the execution of the Business Combination Agreement, Crown’s officers and directors and certain holders of 5% or more of the voting securities of Crown (as well as a limited number of “friends and family” investors of the officers and directors of Crown) decided to enter into the Exchange and Support Agreement to support the consummation of the Business Combination. Crown’s officers and directors and such Crown shareholders who entered into the Exchange and Support Agreement are expected to represent approximately 90% of the issued and outstanding Crown Common Stock immediately before the Closing of the Business Combination.

As of the date hereof, Crown’s shareholders have not approved the Business Combination. Crown’s officers and directors and certain Crown Shareholders that are party to the Exchange and Support Agreement have not yet made an investment decision with respect to the Business Combination and are not irrevocably and unconditionally bound to deliver a written consent to vote their shares in favor of the Business Combination. The agreement to deliver a written consent at some future date is purely contractual in nature and does not, in and of itself, legally result in approval of the Business Combination as written consents must be physically delivered in order for the action to be duly approved by the shareholders.

For example, there is a significant period of time from (1) the date the Exchange and Support Agreement was entered into and (2) the date the first consent will be delivered. In addition, in accordance with the Exchange and Support Agreement, the registration statement on Form F-4 must first be declared effective by the Staff before Crown calls a meeting of its shareholders to solicit from its shareholders proxies or consent in favor of the Business Combination. During the time period described above, any number of events could occur precluding the consent from being delivered under the Exchange and Support Agreement. For example, the parties could agree to terminate the Merger Agreement pursuant to its terms prior to effectiveness of the registration statement on Form F-4. Alternatively, there could be a failure of a condition precedent to the Business Combination, such as failure of the PubCo Ordinary Shares and PubCo Warrants to be approved for listing on the NYSE or Catcha to have net tangible assets of at least $5,000,001, after giving effect to the Catcha share redemption and any PIPE or permitting financing, in which case Crown’s officers and directors and certain Crown shareholders that are party to the Exchange and Support Agreement would not be obligated to deliver its written consent.

Accordingly, the Company believes the conditions of CDI 239.13 are satisfied and it is appropriate to register the 60,000,000 Ordinary Shares of the Company to be issued to the Crown shareholders in connection with the Business Combination. Each Crown shareholder will receive such shareholder’s pro rata share of the number of Ordinary Shares equal to $600,000,000 divided by $10.00, which will equal an aggregate of 60,000,000 Ordinary Shares.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987 or Rebekah McCorvey at (470) 515-1971. Thank you for your attention to this matter.

Very truly yours,
/s/ Andrew Tucker
Andrew Tucker

cc:	Jørn Husemoen, Crown LNG Holdings, Ltd.

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